# SEC Schedule 13D/A (Amendment No. 24) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fluent, Inc., CIK 0001460329
CUSIP: 34380C201
Title of class of securities: Common Stock, par value $0.0005 per share
Address of issuer's principal executive offices: 300 Vesey Street, 9th Floor, New York, New York (NY), 10282
Date of event which requires filing of this statement: 03/20/2025
Filed by CIK 0000898860
Persons authorized to receive notices and communications: Daniel Barsky, Esq., 300 Vesey Street, 9th Floor, New York, New York (NY), 10282, (646) 669-7272

## Reporting persons
- Phillip Frost, M.D. (CIK 0000898860): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 8,334; shared voting power 4,904,592; sole dispositive power 8,334; shared dispositive power 4,904,592; aggregate amount beneficially owned 4,912,926 (23.7% of the class)
  Comment: (1) Frost Gamma Investments Trust ("Gamma Trust") beneficially owns 4,904,592 shares of common stock, which includes 66,667 shares of the Issuer's common stock underlying the convertible subordinated promissory note entered into pursuant to that certain securities purchase agreement, dated August 19, 2024 (the "Convertible Note") and 647,892 shares of common stock issued upon the exercise of pre-funded warrants on December 9, 2024 and 459,869 shares of common stock issued upon the exercise of the Unregistered Pre-Funded Warrants (as defined below) on March 20, 2025. Dr. Phillip Frost is the trustee of Gamma Trust. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.
  
  (2) Based on 20,643,660 shares of the Issuer's common stock outstanding as of March 27, 2025 (based on the Company's Form 10-K filed with the Securities and Exchange Commission on March 31, 2025).
- Frost Gamma Investments Trust (CIK 0001380896): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,904,592; sole dispositive power 0; shared dispositive power 4,904,592; aggregate amount beneficially owned 4,904,592 (23.7% of the class)
  Comment: (1) Gamma Trust beneficially owns 4,904,592 shares of common stock, which includes 66,667 shares of the Issuer's common stock underlying the Convertible Note and 647,892 shares of common stock issued upon exercise of pre-funded warrants on December 9, 2024 and 459,869 shares of common stock issued upon the exercise of the Unregistered Pre-Funded Warrants on March 20, 2025. Dr. Phillip Frost is the trustee of Gamma Trust. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.
  
  (2) Based on 20,643,660 shares of the Company's common stock outstanding as of March 27, 2025 (as reported in the Company's Form 10-K filed with the Securities and Exchange Commission on March 31, 2025).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0005 per share
Name of issuer: Fluent, Inc.
Address of issuer's principal executive offices: 300 Vesey Street, 9th Floor, New York, New York (NY), 10282
Comment:
This Schedule 13D is filed by the Reporting Persons with respect to shares of common stock, par value $0.0005 per share, of Fluent, Inc., a Delaware corporation (the "Issuer" or the "Company"), formerly known as Cogint, Inc., formerly known as IDI, Inc., the successor to Tiger Media, Inc., SearchMedia Holdings Limited, Ideation Acquisition Corp. and ID Arizona Corp. The principal executive offices of the Issuer are located at 300 Vesey Street, 9th Floor, New York, New York 10282.

EXPLANATORY NOTE

This Amendment No. 24 (the "Amendment") amends and supplements the statement on Schedule 13D filed on December 6, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on October 15, 2008, Amendment No. 2 to the Schedule 13D filed on April 13, 2009, Amendment No. 3 to the Schedule 13D filed on May 1, 2009, Amendment No. 4 to the Schedule 13D filed on July 14, 2009, Amendment No. 5 to the Schedule 13D filed on December 24, 2009, Amendment No. 6 to the Schedule 13D filed on November 22, 2011, Amendment No. 7 to the Schedule 13D filed on July 20, 2012, Amendment No. 8 to the Schedule 13D filed on August 23, 2012, Amendment No. 9 to the Schedule 13D filed on January 17, 2013, Amendment No. 10 to the Schedule 13D filed on July 12, 2013, Amendment No. 11 to the Schedule 13D filed on February 14, 2014, Amendment No. 12 to the Schedule 13D filed on April 6, 2015, Amendment No. 13 to the Schedule 13D filed on January 20, 2016, Amendment No. 14 to the Schedule 13D filed on March 29, 2016, Amendment No. 15 to the Schedule 13D filed on May 18, 2016, Amendment No. 16 to the Schedule 13D filed on July 21, 2016, Amendment No. 17 to the Schedule 13D filed on December 28, 2016, Amendment No. 18 to the Schedule 13D filed on December 22, 2017, Amendment No. 19 to the Schedule 13D filed on April 6, 2018, Amendment No. 20 to the Schedule 13D filed on February 14, 2019, Amendment No. 21 to the Schedule 13D filed on September 25, 2023, Amendment No. 22 filed on May 20, 2024 and Amendment No. 23 filed on August 26, 2024 (together the "Original Schedule 13D"), by Phillip Frost, M.D. ("Frost") and Frost Gamma Investments Trust ("Gamma Trust") (collectively, the "Reporting Persons").

## Item 2. Identity and Background
Name of person filing: No material change.
Residence or business address: No material change.
Present principal occupation or employment: No material change.
Criminal convictions in the last five years: No material change.
Civil proceedings (securities laws) in the last five years: No material change.
Citizenship: No material change.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows.

The information set forth or incorporated under the heading "Explanatory Note" and in Items 4 and 5 is incorporated by reference in its entirety into this Item 3.

The source of funds used by the Reporting Persons for the acquisition of securities of the Issuer reported herein is the working capital of Gamma Trust.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated to read as follows.

On March 19, 2025, Gamma Trust entered into a securities purchase agreement (the "Purchase Agreement") with the Company, pursuant to which Gamma Trust subscribed for $1,000,000 aggregate amount of pre-funded warrants (the "Unregistered Pre-Funded Warrants") to purchase shares of common stock of the Company at a purchase price of $2.174 per Unregistered Pre-Funded Warrant. The aggregate exercise price of the Unregistered Pre-Funded Warrants (other than the nominal exercise price of $0.0005 per Unregistered Pre-Funded Warrant) was pre-funded. The exercise of the Unregistered Pre-Funded Warrants is subject to stockholder approval and, upon such approval, such Unregistered Pre-Funded Warrants will be immediately exercisable and will terminate when exercised in full.

In connection with the Purchase Agreement, on March 19, 2025, Gamma Trust and the Company entered into the First Amendment to that certain Support Agreement, dated November 29, 2024 (the "Support Agreement Amendment"), to amend certain definitions to include the Purchase Agreements and Unregistered Pre-Funded Warrants.

The closing of the sales of the Unregistered Warrants under the Purchase Agreements occurred on March 20, 2025. On March 20, 2025, the Gamma Trust exercised 459,981 Unregistered Pre-Funded Warrants for 459,869 shares of the Company's common stock.

The foregoing descriptions of the Purchase Agreement, the Unregistered Pre-Funded Warrants and the Support Agreement Amendment are not complete but are qualified in their entirety by reference to the full text of the form of the Purchase Agreement, the Unregistered Pre-Funded Warrant and the Support Agreement Amendment, copies of which are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and are incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons are the beneficial owner of 4,912,926 shares of common stock of the Issuer, which includes 66,667 shares of the Issuer's common stock underlying the Convertible Note and 647,892 shares of common stock issued upon the exercise of pre-funded warrants on December 9, 2024 and 459,869 shares of common stock issued upon the exercise of the Unregistered Pre-Funded Warrants on March 20, 2025, representing 23.7% of the Issuer's common stock. The percentage of beneficial ownership is based upon 20,643,660 shares of the Company's common stock outstanding as of March 27, 2025 (as reported in the Company's Form 10-K filed with the Securities and Exchange Commission on March 31, 2025).
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover page to this Amendment is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Transactions in the Issuer's securities effected by the Reporting Persons during the past sixty days:

The information set forth or incorporated under Item 4 is incorporated by reference in its entirety into this Item 5.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is amended by adding the following paragraph:

The description in Item 4 and the agreements incorporated therein by reference and set forth as an exhibit hereto is incorporated herein by reference in answer to this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 on the Issuer's Form 8-K filed on March 21, 2025). https://www.sec.gov/Archives/edgar/data/1460329/000143774925008666/ex_792735.htm

Exhibit 99.2 Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 on the Issuer's Form 8-K filed on March 21, 2025). https://www.sec.gov/Archives/edgar/data/1460329/000143774925008666/ex_792736.htm

Exhibit 99.3 Form of First Amendment to Support Agreement (incorporated by reference to Exhibit 10.2 on the Issuer's Form 8-K filed on March 21, 2025). https://www.sec.gov/Archives/edgar/data/1460329/000143774925008666/ex_792737.htm

Exhibit 99.4 Joint Filing Agreement.

## Signatures
- Phillip Frost, M.D.: /s/ Phillip Frost, M.D., Phillip Frost, M.D., individually (04/02/2025)
- Frost Gamma Investments Trust: /s/ Phillip Frost, M.D., Phillip Frost, M.D., Trustee (04/02/2025)